SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No.        )

DEVCON INTERNATIONAL CORP.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

251588109

(CUSIP Number)

Patricia L. Armstrong Trust

c/o Elizabeth A. Armstrong, Co-Trustee

P.O. Box 25200

Gallows Bay, St. Croix 00824

(Name, address and telephone number of person authorized to receive notices and communications)

May 21, 2005

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 251588109	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Patricia L. Armstrong Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 372,659 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 372,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,659
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO – Trust

CUSIP No. 251588109	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Elizabeth A. Armstrong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 372,659 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 372,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Elizabeth A. Armstrong disclaims beneficial ownership of 372,659 shares owned by the Patricia L. Armstrong Trust.

CUSIP No. 251588109	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Robert W. Armstrong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 372,659 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 372,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Robert W. Armstrong disclaims beneficial ownership of 372,659 shares owned by the Patricia L. Armstrong Trust.

CUSIP No. 251588109	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Douglas L. Armstrong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 372,659 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 372,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Douglas L. Armstrong disclaims beneficial ownership of 372,659 shares owned by the Patricia L. Armstrong Trust.

CUSIP No. 251588109	Page 6 of 8 Pages

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $.10 (the “Common Stock”), issued by Devcon International Corp., a Florida corporation (the “Company”), whose principal executive offices are located at 1350 E. Newport Center Drive, Suite 201, Deerfield Beach, Florida 33443.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This statement is filed by (i) the Patricia L. Armstrong Trust (the “Trust”) and (ii) the co-trustees of the Trust, Elizabeth A. Armstrong, Robert W. Armstrong and Douglas L. Armstrong (collectively, the “Co-Trustees”). Each of the foregoing persons is hereinafter sometimes referred to as the “Reporting Persons”. By signing this Statement, each Reporting Person agrees that this Statement is filed on its, his or her behalf.

(b)	The Trust is a marital trust formed by decedent, Mr. Robert D. Armstrong, a former director of the Company, for estate planning purposes.

(c)	The address of the principal business and principal office of the Trust is c/o Elizabeth A. Armstrong, P.O. Box 25200 Gallows Bay, St. Croix, U.S. Virgin Islands 00824. Ms. Armstrong is authorized to receive notices and communications on behalf of the Trust.

(d)	The address of the principal place of business of Elizabeth A. Armstrong is The Buccaneer Hotel, #1 Estate Shoys, St. Croix, U.S. Virgin Islands 00824. Elizabeth A. Armstrong is the General Manager of The Buccaneer Hotel.

(e)	The address of the principal place of business of Robert W. Armstrong is The Buccaneer Hotel, #1 Estate Shoys, St. Croix, U.S. Virgin Islands 00824. Robert W. Armstrong is the Director of Operations of The Buccaneer Hotel.

(f)	The address of the principal place of business of Douglas L. Armstrong is The Buccaneer Hotel, #1 Estate Shoys, St. Croix, U.S. Virgin Islands 00824. Douglas L. Armstrong is the Chief Engineer of The Buccaneer Hotel.

(g)	None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. The Trust is a marital trust formed under and governed by the laws of the United States Virgin Islands except as those laws are superceded by federal law. The Co-Trustees are citizens of the United States Virgin Islands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

The net investment cost (including commissions, if any) paid by Mr. Robert D. Armstrong to acquire the Common Stock was $1,652,837.50. The Reporting Persons understand that the shares of Common Stock were purchased by Mr. Robert D. Armstrong with his personal funds.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock in connection with the passing of Mr. Robert D. Armstrong on May 21, 2005. The Trust acquired direct beneficial ownership of the shares of Common Stock upon the passing of Mr. Robert D. Armstrong. In connection with such occurrence, each Co-Trustee acquired indirect beneficial ownership of the shares of Common Stock as a co-trustee. Each Co-Trustee disclaims beneficial ownership of the shares of Common Stock.

No shares of Common Stock beneficially owned by the Reporting Persons are held in margin accounts.

ITEM 4. PURPOSE OF THE TRANSACTION.

As stated in Item 3 above, the acquisition of the shares of Common Stock by the Reporting Persons resulted from the transfer of beneficial ownership upon the death of Mr. Robert D. Armstrong on May 21, 2005. The purpose of the acquisition of the Common Stock by Mr. Armstrong was for investment. The shares may be disposed of at any time.

CUSIP No. 251588109	Page 7 of 8 Pages

Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, (e) any material change to the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The approximate aggregate percentage of Common Stock reported beneficially owned by each Reporting Person is based on 5,988,201 shares outstanding, which is the total number of shares of Common Stock outstanding as of October 7, 2005, as provided by the Company. By virtue of the relationships described under Item 2 above, the Co-Trustees may be deemed to share indirect beneficial ownership of the shares of Common Stock owned by the Trust.

(i)	As of the close of business on October 7, 2005, the Trust was the direct beneficial owner of 372,659 shares of Common Stock, constituting approximately 6.2% of the shares outstanding.

(ii)	As of the close of business on October 7, 2005, Elizabeth A. Armstrong was the indirect beneficial owner of 372,659 shares of Common Stock, constituting approximately 6.2% of the shares outstanding. Elizabeth A. Armstrong disclaims beneficial ownership of all of the shares of Common Stock.

(iii)	As of the close of business on October 7, 2005, Robert W. Armstrong was the indirect beneficial owner of 372,659 shares of Common Stock, constituting approximately 6.2% of the shares outstanding. Robert W. Armstrong disclaims beneficial ownership of all of the shares of Common Stock.

(iv)	As of the close of business on October 7, 2005, Douglas L. Armstrong was the indirect beneficial owner of 372,659 shares of Common Stock, constituting approximately 6.2% of the shares outstanding. Douglas L. Armstrong disclaims beneficial ownership of all of the shares of Common Stock.

(b)	By virtue of relationships described under Item 2 above, each of the Reporting Persons may be deemed to share the indirect power to vote on all and to dispose of all of the shares of Common Stock held by the Trust.

(c)	During the past 60 days, the Reporting Persons have engaged in the following transactions in the class of securities reported: (i) the sale of 15,000 shares of Common Stock on August 5, 2005 at a price of $13.00 per share; (ii) the sale of 400 shares of Common Stock on August 11, 2005 at a price of $13.00 per share; and (iii) the sale of 3,091 shares of Common Stock on August 11, 2005 at a price of $13.0728 per share.

(d)	No person other than the Trust is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP No. 251588109	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Elizabeth A. Armstrong
Elizabeth A. Armstrong*
*As Co-Trustee of the PATRICIA L.
ARMSTRONG TRUST

/s/ Robert W. Armstrong
Robert W. Armstrong*
*As Co-Trustee of the PATRICIA L.
ARMSTRONG TRUST

/s/ Douglas L. Armstrong
Douglas L. Armstrong*
*As Co-Trustee of the PATRICIA L.
ARMSTRONG TRUST